UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15/A
Amendment No. 1
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-13203
The Lorain National Bank Employee Stock Ownership Plan
(Exact name of registrant as specified in charter)
c/o LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769
(440) 244-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests under The Lorain National Bank Employee Stock Ownership Plan
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None*
Explanatory Note: The purpose of this Amendment No. 1 is to clarify that LNB Bancorp., Inc.’s duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), remains with respect to its common shares, $1.00 par value per share, and that its common shares remain registered pursuant to Section 12(b) of the Exchange Act.
Pursuant to the requirements of the Securities Exchange Act of 1934, The Lorain National Bank 401(k) Plan, as successor to The Lorain National Bank Employee Stock Ownership Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
* Effective as of December 31, 2007, The Lorain National Bank Employee Stock Ownership Plan was merged with and into The Lorain National Bank 401(k) Plan, with The Lorain National Bank 401(k) Plan being considered as the surviving plan.

THE LORAIN NATIONAL BANK 401(K) PLAN, By The Lorain National Bank, Trustee/Administrator
Date: February 13, 2009	By:	/s/ Sharon L. Churchill
	Name:	Sharon L. Churchill
	Its:	Chief Financial Officer